DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

CUSIP No. 258128 10 7

NEX Trading Symbol:  DRI.H

Shares Outstanding:  4,618,187

ANNUAL MEETING OF SHAREHOLDERS

VANCOUVER, B.C. – Dorato Resources Inc. (the “Company”) announces that at the annual meeting of shareholders held on July 31st, 2007, the shareholders approved the following matters:

1.

The election of management’s three nominees as set out in the Information Circular; as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

2.

The appointment of Amisano Hanson, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration.

3.

The Company’s 2007 Stock Option Plan, pursuant to which the maximum number of common shares of the Company reserved for issuance under the 2007 Stock Option Plan shall be 10% of the issued and outstanding share capital at the time of granting.

Dated at Vancouver, British Columbia, this 6th day of August, 2007.

ON BEHALF OF THE BOARD OF

DORATO RESOURCES INC.

“ANTON  J. (TONY) DRESCHER”

ANTON J. DRESCHER

Director

The press release may contain forward-looking statements.  Actual results may differ materially from those projected in any forward-looking statements.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

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 for the adequacy or accuracy of this release.